UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                         No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Stock Options Exercise Begins

We hereby inform you that stock options exercise period begins for some of stock options granted by KT Corporation (NYSE symbol: KTC). Details are as follows:

1.	Date of grant: December 26, 2002

2.	Exercise price: Won 70,000

3.	Exercise period: From December 27, 2004 to December 26, 2009

4.	Number of shares granted for stock options: 680,000 shares

5.	Number of exercisable stock options after stock options cancellation: 371,632 shares (308,368 stock options were cancelled due to retirement of certain directors and officers and changes in performance-based incentives)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2004

KT Corporation

By:	/s/ Wha - Joon Cho
Name:	Wha - Joon Cho
Title:	Managing Director